UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

UniTek Global Services, Inc. (f/k/a Berliner Communications, Inc.)
(Name of Issuer)

Common Stock, par value $0.00002 per share
(Title of Class of Securities)

91324T 203
(CUSIP Number)

David W. Knickel
c/o HM Capital Partners LLC
200 Crescent Court, Suite 1600
Dallas, TX 75201
(214) 746-7300

Copy to:
S. Scott Parel, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices And Communications)

November 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No. 91324T 203

1	NAME OF REPORTING PERSONS: Sector Performance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 8,057,676 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 8,057,676 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,057,676 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN

*See Item 5.

CUSIP No. 91324T 203

1	NAME OF REPORTING PERSONS: HM Unitek Coinvest, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 475,702 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 475,702 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 475,702 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN

*See Item 5.

CUSIP No. 91324T 203

1	NAME OF REPORTING PERSONS: SPF SBS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 509,124 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 509,124 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 509,124 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN

*See Item 5.

CUSIP No. 91324T 203

1	NAME OF REPORTING PERSONS: Sector Performance GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 8,057,676 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 8,057,676 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,057,676 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN

*See Item 5.  Includes all shares held by Sector Performance Fund, LP.

CUSIP No. 91324T 203

1	NAME OF REPORTING PERSONS: Sector Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 9,042,502 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 9,042,502 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,042,502 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% of the Common Stock*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*See Item 5.  Includes all shares held by Sector Performance Fund, LP, HM Unitek Coinvest, LP and SPF SBS LP.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D filed February 8, 2010 (the “Original Schedule 13D” and, as amended, this “Schedule 13D”), and is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sector Performance Fund, LP, a Delaware limited partnership (“Sector Performance Fund”); (2) HM Unitek Coinvest, LP, a Delaware limited partnership (“Coinvest”); (3) SPF SBS LP, a Delaware limited partnership (“SPF,” and together with Sector Performance Fund and Coinvest, the “Sponsors”); (4) Sector Performance GP, LP, a Texas limited partnership (“Sector Performance GP”); and (5) Sector Performance LLC, a Texas limited liability company (“Ultimate GP”) with respect to the common stock, par value $0.00002 per share (the “Common Stock”), of UniTek Global Services, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Original Schedule 13D.

Item 2.  Identity and Background

(d)-(e)

During the last five years, none of the Reporting Persons or other persons identified in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 8, 2010, a copy of which is attached hereto as Exhibit 1.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 is supplemented as follows:

Since the filing of the Original Schedule 13D, the following events have occurred, which did result in, or may in the future result in, one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Company, a change to the Company’s board of directors and a change to the Company’s certificate of incorporation and bylaws, as further described below.

Credit Support Fee

On April 14, 2010, pursuant to the Credit Support Agreement, the Company issued 5,959 shares of Series B Convertible Preferred Stock, par value $0.00002 per share, of the Company (“Series B Preferred Stock”) to Sector Performance Fund and 377 shares of Series B Preferred Stock to SPF as payment of the Credit Support Fee for the quarter ended March 31, 2010.

On July 12, 2010, pursuant to the Credit Support Agreement, the Company issued 8,367 shares of Series B Preferred Stock to Sector Performance Fund and 529 shares of Series B Preferred Stock to SPF as payment of the Credit Support Fee for the quarter ended June 30, 2010.

Conversion of Series A Preferred Stock

On June 4, 2010, each share of Series A Convertible Preferred Stock, par value $0.00002 per share, of the Company (“Series A Preferred Stock”) automatically converted into 50 shares of Common Stock upon the filing and effectiveness of the Company’s amended and restated certificate of incorporation.

Reverse Stock Split

On November 9, 2010, the Company effected a one-for-28 reverse split of the Common Stock, which resulted in an equivalent reverse split of the then outstanding Series B Preferred Stock.

Registered Public Offering

On November 16, 2010, the Company consummated a registered public offering of shares of Common Stock  (the “Offering”) pursuant to the Company's Registration Statement on Form S-1 (Commission File No. 333-168854).  The Reporting Persons did not sell or purchase shares of Common Stock in the Offering.  In order to facilitate the Offering, Sector Performance Fund, SPF and the other holders of Series B Preferred Stock agreed, pursuant to that certain Series B Preferred Stock Conversion Agreement, dated as of November 16, 2010 (the “Conversion Agreement”), to convert all of their shares of Series B Preferred Stock into shares of Common Stock upon the consummation of the Offering.  As an inducement to agree to such conversion, the Company agreed to modify the conversion price of the Series B Preferred Stock, while also giving effect to the two-for-one liquidation preference thereof, such that the conversion price of the Series B Preferred Stock represented a 6.5% discount to the offering price to the public of the Common Stock in the Offering. On November 16, 2010, upon consummation of the Offering and pursuant to the terms of the Conversion Agreement, all outstanding shares of Series B Preferred Stock converted into shares of Common Stock.

In connection with the Offering, the Company and the Sponsors entered into that certain Nominating Agreement, dated as of November 16, 2010 (the “Nominating Agreement”), pursuant to which the Sponsors will have the collective right to nominate up to three directors to the Company’s board of directors for so long as the Sponsors collectively own, beneficially or of record, or otherwise have the right to vote or consent with respect to, certain threshold levels of the outstanding shares of the Common Stock.

In connection with the Offering, the Monitoring & Oversight Termination Agreement, dated as of November 16, 2010 (the “M&O Termination Agreement”), terminated the Company’s Monitoring & Oversight Agreement and requires the Company to pay a termination fee of $4.3 million in cash or shares of Common Stock, at the Company’s election, if the following two conditions are satisfied: (1) Sector Performance Fund sells its entire ownership stake in the Company, and (2) Sector Performance Fund realizes a gain on such sale.

The descriptions of the Conversion Agreement, Nominating Agreement and M&O Termination Agreement in this Amendment No. 1 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2, 3 and 4, respectively, and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a)-(b)

The responses in rows 7 through 11 and 13 of the cover page to this Amendment No. 1 are incorporated herein by reference.  The beneficial ownership reported in this Amendment No. 1 is calculated based upon 29,857,065 shares of Common Stock outstanding and no other shares of the Company’s capital stock outstanding, as reported on November 16, 2010 in the Company’s Form 10-Q for the quarter ended September 30, 2010.

As of the date of this Amendment No. 1, (i) Sector Performance Fund is the direct beneficial owner of 8,057,676 shares of Common Stock which represent approximately 27.0% of Common Stock outstanding, (ii) Coinvest is the direct beneficial owner of 475,702 shares of Common Stock which represent approximately 1.6% of Common Stock outstanding and (iii) SPF is the direct beneficial owner of 509,124 shares of Common Stock which represent approximately 1.7% of Common Stock outstanding.

By virtue of the relationship between Sector Performance GP and Sector Performance Fund, as described herein, Sector Performance GP may be deemed to share beneficial ownership with respect to the shares reported in clause (i) of the paragraph above.  By virtue of the relationship among the Sponsors, Sector Performance GP and Ultimate GP, as described herein, Ultimate GP may be deemed to share beneficial ownership with respect to all shares reported herein.  Except for direct holdings and to the extent of any pecuniary interests, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership.

Sector Performance Fund, acting through its general partner, Sector Performance GP, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.  Coinvest, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.  SPF, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.

(c)

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned of record by Sector Performance Fund, Coinvest or SPF.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or other persons named in Item 2 and between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of February 8, 2010, by and among the Reporting Persons.*

2.	Series B Preferred Stock Conversion Agreement, dated as of November 16, 2010, by and among the Company and the holders of the Series B Preferred Stock party thereto.*

3.	Nominating Agreement, dated as of November 16, 2010, by and among the Company and the Sponsors.*

4.
Monitoring & Oversight Termination Agreement, dated as of November 16, 2010, by and among the Company, BCI Communications, Inc., Unitek USA, LLC, UniTek Holdings, Inc., UniTek Midco, Inc., UniTek Acquisition, Inc. and HM Capital Partners I, LP.*

_____________________
*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Amendment No. 1 is filed on behalf of each of us.

Dated: December 2, 2010

SECTOR PERFORMANCE FUND, LP
By: Sector Performance GP, LP, its general partner
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HM UNITEK COINVEST, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SPF SBS LP By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE GP, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE LLC
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer